Exhibit 99.1
STATS ChipPAC Announces Exercise of
Conversion Right by Holder of its 2.5% Convertible
Subordinated Notes due 2008
United States — 05/21/2008, Singapore — 05/22/2008 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — SGX-ST: STATSChP), a leading semiconductor test and advanced packaging service provider, today announced that Singapore Technologies Semiconductors Pte Ltd (“STSPL”), the holder of all of the Company’s outstanding $134.5 million principal amount of 2.5% convertible subordinated notes due 2008 (the “2.5% Convertible Notes”), has exercised its right to convert all the 2.5% Convertible Notes into 145.1 million ordinary shares of the Company. The Company expects to issue and deliver to STSPL the ordinary shares issuable upon conversion of the 2.5% Convertible Notes on or about May 28, 2008.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” —SGX-ST: STATSChP) is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions in diverse end market applications including communications, digital consumer and computing. With global headquarters in Singapore, STATS ChipPAC has design, research and development, manufacturing or customer support offices in 10 different countries. STATS ChipPAC is listed on the Singapore Exchange Securities Trading Limited (“SGX-ST”). Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.
Investor Relations Contact:
Tham Kah Locke
Vice President of Corporate Finance
Tel: (65) 6824 7788, Fax: (65) 6720 7826
email: kahlocke.tham@statschippac.com
Media Contact:
Lisa Lavin
Deputy Director of Corporate Communications
Tel: (208) 939 3104, Fax: (208) 939 4817
email: lisa.lavin@statschippac.com

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com